INVESTMENT AND LICENSING AGREEMENT


This Investment and Licensing Agreement ("Agreement") is made as of this 11th day of June, 1998, by and between:

BioRemedial Technologies, Inc., a corporation organized and existing under the laws of the Commonwealth of Pennsylvania, with its principal office located at 2700 Kirila Drive, Hermitage, Mercer County,
Pennsylvania ("BRT")


AND

Infectech, Inc., a corporation organized and existing under the laws of the State of Delaware, with its principal office located at 87
Stambaugh Avenue, Sharon, Mercer County, Pennsylvania ("Infectech").

RECITALS:

A. BRT is actively engaged in the business of Environmental
Bioremediation for third parties.

B. Infectech is actively engaged in the development of certain processes and intellectual property having applications in the medical, biological and veterinary field and is the owner of certain intellectual property and patents relating to same.

C. BRT and Infectech believe that certain of the Infectech intellectual property and applications may be of use in the field of Environmental Bioremediation.

D. In order to explore the use of Infectech intellectual property in the field of Environmental Remediation, BRT is willing to provide or arrange for an investment in Infectech in the amount of Six Hundred Thirty Thousand Dollars ($630,000.00), which investment shall be earmarked and placed into escrow for the collaborative efforts of Infectech and BRT in the field of Environmental Remediation in conjunction with the same.

E. The parties hereto desire that the results of said efforts shall be licensed both domestically and worldwide by Infectech exclusively to BRT, and BRT agrees to pay royalties to Infectech for the license of same.

WITNESSETH:

NOW, THEREFORE, in consideration of the foregoing premises, the mutual promises and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do agree and hereby agree as follows:

1. Incorporation of Recitals. The Recitals set forth above are hereby expressly and totally incorporated herein by reference as if set forth in full.

2. The Investment. BRT shall provide or arrange for an investment into Infectech in the amount of Six Hundred Thirty Thousand Dollars
($630,000.00) ("Investment"). The Investment shall be held by Infectech in a separate account escrowed with the attorney for Infectech ("Escrow Account").

(A) Funds in the Escrow Account shall be utilized solely for the research and development, protection of, or costs directly associated with the intellectual property as it relates to Environmental Bioremediation. The parties agree that approximately 50% of the Investment Account will be utilized for research and development of the intellectual property, and that approximately 50% of the Investment Account will be utilized to obtain patent protection of same.

(B) Funds in the Escrow Account shall be used solely for the aforesaid purposes unless the parties mutually agree otherwise.

(C) No funds from the Escrow Account shall be expended until Infectech shall achieve $1,200,000.00 of equity capitalization from its current public offering. Upon Infectech obtaining $1,200,000.00 of equity investment, monies may be disbursed from the Escrow Account with Infectech matching any amount(s) disbursed in an equal amount, with all such monies being expended for the purposes set forth herein, subject to (D) below.

(D) Infectech agrees that funds from the Escrow Account attributable to the Investment, may be utilized for the purposes set forth in (B), prior to the $1,200,000.00 capitalization, PROVIDED that BRT submit to Infectech an itemization of uses of the funds and the payees and purposes for which the same are to be applied, and with the prior written consent of Infectech which shall not be unreasonably withheld.

3. Commencement Date. BRT shall use its best efforts to cause the Investment to be made in full on or before May 1, 2001. Infectech will recognize, on a mutually negotiated basis, the financial contributions made by BRT in further developing the Infectech intellectual property and application solely in further developing the Infectech intellectual property solely in the field of Environmental Bioremediation from the time of the letter of intent (LOI) (March 6, 1998) until the commencement of this Investment and Licensing Agreement. Should BRT fail to fulfill this condition precedent to this Agreement, then both parties (BRT and Infectech, Inc.) Will renegotiate the contract to the best of their abilities in good faith. The date on which the Investment is made into Infectech shall be the "Commencement Date".

4. License to BRT. For a period of Ten (10) years after the Commencement Date, Infectech agrees to grant BRT the exclusive worldwide license to the following:
(a) the application of Infectech intellectual property as listed in Schedule "A" attached hereto which is incorporated herein by reference as if set forth in full, which application shall be limited solely to application and use in activities directly involved in the field of Environmental Bioremediation.
(b) BRT hereby agrees that the Infectech intellectual property shall not be used, owned, licensed or sub-licensed by BRT for any other use or purpose outside of the specific field of environmental bioremediation, and BRT shall not use the Infectech intellectual property for any other purposes or uses, including, without limitation, medical, clinical, veterinary or any other use foreseen or unforeseen. BRT shall have no licensee claim upon the Infectech intellectual property for any use other than that of environmental bioremediation without the express written permission of Infectech.
(c) The license of BRT granted hereunder shall cease to be exclusive outside of the United States of America, at the option of Infectech, upon the first to occur of the following:
(i) BRT has not, within a period of three (3) years from the date of this Agreement obtained a sub-license to utilize the Infectech intellectual property outside of the United States of America; or (ii) BRT advises Infectech it no longer desires the exclusive license outside of the United States of America. Nothing herein shall be construed to terminate the BRT license outside of the United States of America and the effect of such termination shall be as to the exclusivity of such license only.

5. Royalties to be Paid for License. During the term hereof, and in consideration of the License set forth in 4, BRT agrees to pay Infectech a royalty per project which shall be not less than 14% nor more than 18% of each project undertaken by BRT, the actual percentage to be mutually agreed upon by the parties for each individual project. All royalty payments hereunder shall be based exclusively upon the mutually agreed biological components of each project. Should the parties be unable to mutually agree upon the royalty, then the parties agree that the allocation shall be decided by Sally Giordano, PhD, or such other individual upon whom the parties mutually agree.

6. Early Termination: Royalty Payments. Infectech shall have the right on the Fifth (5th) anniversary of the Commencement Date to terminate this Agreement should BRT not have paid royalties hereunder in an amount in excess of $100,000 during the previous Sixty (60) month period just elapsed. The notice of early termination by Infectech shall be made in writing not later than Forty-Five (45) days after the Fifth (5th) anniversary.

7. Early Termination: BRT Sale and Other. Further, Infectech shall have the right to terminate this Agreement upon any of the following:
(a) The assets or stock of BRT is acquired in whole or a controlling interest of BRT is acquired by any third-party person or entity not a party to this Agreement or by a person or entity who is not currently a shareholder of BRT.
(b) BRT attempts to assign, sub-license, lease or otherwise transfer its exclusive license set forth in this Agreement, without the express prior written permission of Infectech;
(c) BRT shall have a proceeding in bankruptcy or reorgan-ization filed, either voluntarily or involuntarily, shall make an assignment for the
benefit of its creditors, or shall become 	the subject of an insolvency
or conservator proceedings.
(d) BRT shall become disqualified to do business in the Commonwealth of Pennsylvania or any other state in which it had been formerly qualified to do business.
(e) A material adverse change, financial or otherwise, shall have occurred in the affairs or business of BRT, which shall be determined in the sole and absolute discretion of Infectech, subject, however, to Generally Accepted Accounting Principles (GAAP) with respect to financial changes.

8. Confidentiality. Except as otherwise agreed in writing by Infectech, BRT shall not appropriate, use or disclose, directly or indirectly, for its own benefit or otherwise, any information, materials, trade secrets, documents, correspondence, or other property of Infectech in whatever form or media, to which it shall have obtained access hereunder or in contemplation of this Agreement, or which shall otherwise in any way shall relate to Infectech or the Infectech Property, which has not been publicly disclosed prior thereto. Any of the aforesaid which is or comes into the possession of BRT shall be held in Trust for Infectech and remain the sole and exclusive property of Infectech, subject to the rights of License by BRT as provided herein.

9. Representations and Warranties. The parties hereto each represent and warrant respectively as follows:
(a) Each is a corporation duly-organized, validly existing and in good standing in the state of incorporation, the Commonwealth of Pennsylvania and in all jurisdictions in which the ownership of its properties or the nature of its business makes such qualification necessary.
(b) Each has the requisite corporate power and authority to conduct its business as presently conducted and to execute, deliver and perform this Agreement and the transactions contemplated hereby.
(c) This Agreement has been duly executed by the proper officers of each party who are incumbent in their respective positions and fully able to bind the party for the purposes herein contained. Further on the Commencement Date this Agreement shall constitute a legal, valid and binding obligation of the party enforceable in accordance with its terms.
(d) The execution, delivery and performance of this Agreement and the transactions contemplated hereby do not and will not:
(1) violate the party's charter or by-laws;
(2) breach or result in a default under (or an event which, with the giving of notice or passage of time, or both, would constitute a default hereunder), require any consent, or give to others any rights of termination, acceleration, suspension, revocation, cancellation with regard to this Agreement;
(3) breach or otherwise violate any Governmental Rule or Governmental
Order; or
(4) require any consent, authorization, approval, exemption or other action by, or any filing, registration or qualification with, any person or entity.
(e) There is no litigation threatened or pending which relates to this Agreement or to the to the ability of the respective parties to perform hereunder.

10. No Joint Venture. The parties hereto acknowledge that nothing set forth in this Agreement nor the transactions contemplated herein shall constitute a joint venture, partnership, agency or any relationship other than BRT as an investor and licensee and Infectech as a Licensor entitled to royalty payments as provided hereunder.

11. Notices. All notices, requests, demands and other communications required to be made under the terms of this Agreement shall be made in writing and delivered personally, or sent by certified or registered mail, or a recognized overnight or courier provider, and shall be deemed given when delivered to the other, if delivered personally, or

<PAGE.58

two (2) days after deposit with the United States Postal Service or overnight or courier provider. Such notices shall be delivered as follows (or to such other address as a party may have specified by notice given to the other pursuant to this provision:

If to BRT:
Donald F. Perry
CEO and President
Bioremedial Technologies, Inc.
2700 Kirila Drive
Hermitage, PA  16148

If to Infectech:

Mitchell S. Felder, M.D.
CEO and President
Suite Two, 87 Stambaugh Avenue
Sharon, PA  16146

With a copy to:

William J. Moder, III, Esquire
2500 Highland Road, Suite 104
P.O. Box 1071
Hermitage, PA 16148

12. Maintenance and Examination of Books and Records. BRT shall maintain its books and records to clearly and accurately reflect its net revenues per project and consolidated. The books and records of BRT shall be preserved for a period of not less than three (3) years after the close of BRT's fiscal year to which they relate. BRT's books and records shall be open to inspection and verification by Infectech or any of its representatives at all reasonable times. Infectech, its accountants Hill, Barth & King, or Infectech's designees shall be entitled at any time to have BRT's books and records relating to the Licensing and Royalties examined or audited and BRT shall cooperate fully with the party or parties making any examination or audit on behalf of Infectech. Should any examination or audit of BRT's records be necessitated by BRT's failure to submit information or to maintain the books and records as required by this Agreement, then BRT shall be liable for any such costs thereof.

13. Counterparts. This Agreement may be executed in one or more counterparts as the parties shall deem desirable, each of which shall be deemed an original, but all of which shall constitute the same instrument, however, in any action to enforce or with regard to this Agreement, it shall not be necessary to produce all such counterparts.

14. Draftsmanship. This Agreement has been drafted by Infectech for the convenience of the parties hereto, and such fact shall be irrelevant in the construction and interpretation of the same; nor shall any inference or presumption be made in favor of or against any party hereto based upon the identity of the draftsman hereof.

15. Headnotes. The headnotes appearing at the beginning of each paragraph are for the convenience of reference only and shall not be construed to limit or otherwise affect the provisions set forth therein.

16. Telefacsimile Execution. The parties agree that this Agreement shall be fully binding upon the execution of same by counterparts and/or facsimile and shall be effective when fully executed by same, however all such counterparts and facsimiles shall constitute one and the same instrument.

IN WITNESS WHEREOF, and intending to be legally bound in accord with the Uniform Written Acknowledgments Act (33 P.S- 1 et seq), the parties hereto have set their respective hands and seals the date first above written.

ATTEST:.

Janet Mozzorio
Secretary
BIOREMEDIAL TECHNOLOGIES, INC
By:/S/ Donald F. Perry 6/11/98
Donald F. Perry, President & 	CEO

<PAGE.59



ATTEST:

Carol Surrena
Secretary   6/11/98


INFECTECH, INC.
By:/S/ Mitchell S. Felder, M.D. 6/11/98
 Michael S. Felder, M.D., President & CEO